VF 3-25-05



SECU 05040320 MMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-14663

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/27/03 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
FAM Distributors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Scudders Mill Road
(No. and Street)

Plainsboro, (City) New Jersey (State) 08536 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary Maguire (609) 282 - 1285
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) New York (State) 10281 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON
FINANCIAL


SEC MAIL
RECEIVED
PROCESSING
MAR 01 2005

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 3-25-05

AFFIRMATION

I, Donald C. Burke, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to FAM Distributors, Inc. (the "Company") for the year ended December 31, 2004, are true and correct. I further affirm that neither the Company nor any partner or officer has any proprietary interest in any account classified solely as that of a customer.

Donald C Burke
Signature

Treasurer
Title

Sworn before me this 25th day
of February, 2005:

Gracie Weir
Notary Public

GRACIE WEIR
Notary Public, State of New Jersey
Commission Expires April 26, 2009

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA
Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

FAM Distributors, Inc.

We have audited the following financial statements of FAM Distributors, Inc. (the "Company") for the year ended December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of FAM Distributors, Inc. at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of FAM Distributors, Inc. as of December 31, 2004, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 21, 2005

FAM DISTRIBUTORS, INC.

BALANCE SHEET
DECEMBER 31, 2004

ASSETS

CASH AND CASH EQUIVALENTS, including marketable securities of $846,544	$ 909,643
INVESTMENTS IN AFFILIATED INVESTMENT COMPANIES—At fair value (cost $ 246,389)	319,691
OTHER ASSETS	-
TOTAL	$ 1,229,334

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Payable to Affiliate	$ 851,193
STOCKHOLDER'S EQUITY:	
Common stock, par value—$1.00 per share, authorized 1,000 shares; issued and outstanding, 100 shares	100
Additional paid-in capital	310,900
Retained earnings	67,141
Total stockholder's equity	378,141
TOTAL	$ 1,229,334

See notes to financial statements.

FAM DISTRIBUTORS, INC.

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2004

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization—FAM Distributors, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), a participant with the National Securities Clearing Corp. ("NSCC") and a member of the National Association of Securities Dealers ("NASD"). The Company is a wholly owned subsidiary of Merrill Lynch Group, Inc. which is a wholly owned subsidiary of Merrill Lynch & Co., Inc. ("ML&Co." or the "Parent"). The Company acts as the distributor for the sale of shares of certain affiliated investment companies.

Cash and Cash Equivalents—For purposes of reporting cash flows, cash and cash equivalents include highly liquid marketable securities with an original maturity of three months or less. The majority of the Company's cash is held in a U.S. Treasury Bill.

Investments in Affiliated Investment Companies—The Company maintains investments in certain affiliated investment companies (the "Funds"). Such investments are classified as trading securities and are carried at fair value. Fair market value is determined based upon readily available market prices and the changes in fair market value are recognized currently in earnings.

Sponsor Fees and Dealer Commissions—Sponsor fees and dealer commissions income are accrued monthly, based on the sale of shares of certain affiliated investment companies.

Advertising and Marketing Costs—The costs of advertising and marketing are expensed in the period incurred.

Income Taxes—The results of operations of the Company are included in the consolidated U.S. Federal and unitary or consolidated U.S. state income tax returns of the Parent. The Company does file certain states' income tax returns on a stand-alone basis. Pursuant to a contract with Merrill Lynch Investment Managers, L.P. ("MLIM"), MLIM absorbs all tax liabilities incurred. Accordingly, any liability or benefit would be included in a contractual reimbursement from an affiliated entity (see Note 2).

The Parent uses the asset and liability method in providing income taxes on all transactions that have been recognized in the financial statements. The asset and liability method provides that deferred taxes be adjusted to reflect the tax rates at which future taxable amounts will be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in earnings in the period such changes are enacted. Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements. These temporary differences result in taxable or deductible amounts in future years.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Standards—On January 17, 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), which clarifies when an entity should consolidate another entity known as a Variable Interest Entity ("VIE"). A VIE is an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties, and may include many types of SPEs. FIN 46 requires that an entity consolidate a VIE if that enterprise has a variable interest that will absorb a majority of the VIE's expected losses, receive a majority of the VIE's expected residual returns, or both. FIN 46 does not apply to qualifying special purpose entities ("QSPEs"), the accounting for which is governed by SFAS No. 140. On October 8, 2003, the FASB deferred the effective date for pre-exising VIEs to the period ending after December 15, 2003. On December 24, 2003, the FASB issued a revision to FIN 46 ("FIN46R"). Nonpublic companies are required to adopt either FIN 46 or the FIN 46R no later than the end of the first reporting period that begins after December 15, 2004. However, the Company has adopted FIN 46R as the method used for evaluating whether or not VIEs must be consolidated. The adoption of FIN 46R did not have any impact on the financial position or results of operations of the Company.

2. TRANSACTIONS WITH AFFILIATES

The Company has a contract with MLIM, the investment adviser to the affiliated investment companies, which provides that the Company is reimbursed (charged) to the extent its expenses are greater (less) than revenues, including all tax liabilities incurred such as but not limited to income tax, franchise tax, and capital tax. For the year ended December 31, 2004, expenses exceeded revenues, which resulted in contractual reimbursement revenue from MLIM of $12,175,429. In performing services under the terms of the distribution agreements with affiliated investment companies, MLIM provided the use of employees, use of fixed assets and incurred occupancy and other operating expenses for various services on behalf of the Company during the year. The contractual reimbursement agreement with MLIM is expected to continue to be in effect through the end of next fiscal year. During the year ended December 31, 2004, MLIM incurred certain technology development and maintenance support related costs and allocated to the Company its portion of such expenses, aggregating $1,992,406.

Certain Funds have adopted a plan of distribution pursuant to Rule 12b-1 under the Investment Company Act of 1940 (the "Plan") pursuant to which the Company receives a fee from the Funds for the services provided and expenses borne by the Company under its distribution agreement. As authorized by the Plan, the Company has entered into an agreement with Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S") to provide these distribution related services to the Funds. During the year ended December 31, 2004, the Company reimbursed MLPF&S $ 228,828,373, representing an amount equal to fees received from the Funds. As of December 31, 2004, there were no outstanding fees due from the Funds or due to MLPF&S.

3. EMPLOYEE BENEFIT PLANS

The Company provides retirement benefits to its employees through defined contribution plans sponsored by ML&Co. The significant plans consist of the Retirement Accumulation Plan ("RAP"), the Employee Stock Ownership Plan ("ESOP"), and the 401(k) Savings & Investment Plan, which cover substantially all U.S. ML&Co. employees who have met specified age and service requirements.

ML&Co. established the RAP and the ESOP, collectively known as the "Retirement Program," for the benefit of employees with one year of service. A separate retirement account is maintained for each participant.

ML&Co. purchased a group annuity contract to guarantee the payment of benefits vested under a defined benefit plan terminated in accordance with the applicable provisions of the Employee Retirement Income Security Act of 1974.

As of December 31, 2004, employee compensation and benefits included $270,522 related to the Parent Company sponsored employee benefit plans.

4. REGULATORY REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital and requires that aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined. At December 31, 2004, the Company's ratio of aggregate indebtedness to net capital was 2.58 to 1. The Company's net capital was $330,187, and the required net capital was $56,746.

5. FAIR VALUE OF FINANCIAL INSTRUMENTS

The financial instruments of the Company are reported in the balance sheet at fair value. Cash equivalents consist of a U.S. Treasury Bill which matures on March 31, 2005 and has an original maturity of three months or less. Because of the short maturity, the carrying amount of the investment approximates fair value.

6. CONTINGENCIES

The Company and certain affiliated companies are parties to certain lawsuits arising from the normal conduct of their business. The Company's potential liability, if any, as a result of this contingency is not reasonably probable or estimable. As of December 31, 2004, the Company has not made any provision for any contingency in the accompanying financial statements. While the ultimate result of the lawsuits against the Company and its affiliates cannot be predicted with certainty, the effect could be material. Under the terms of a contractual agreement, any losses incurred would be ultimately borne by MLIM.

* * * * * *